EX77C

            On March 25, 2004, the Annual Meeting (the "Meeting") of Shareholders of The Emerging Markets Telecommunications Fund, Inc. (the "Fund") was held and the following matters were voted upon:

            (1) To approve a Sub-Investment Advisory Agreement among the Fund, Credit Suisse Asset Management, LLC ("CSAM") and
Credit Suisse Asset Management Limited.

For: 6,785,304 shares  Against: 448,128 shares Abstain: 89,133 shares

            (2)	To re-elect two directors to the Board of Directors
of the Fund. The results of the votes tabulated at the annual meeting are reported below.

Name of Director        For                Withheld
Enrique R. Arzac        6,877,651 shares   444,914 shares
James J. Cattano        6,879,403 shares   443,162 shares

             (3) The shareholder proposal to terminate the investment advisory agreement between the Fund and CSAM was not properly brought before the Meeting, as neither the shareholder proponent, nor his qualified representative was present at the Meeting to present the proposal. Therefore, no vote was taken on such proposal. Based on the proxies received by the Fund prior to the Meeting, the proposal would not have received the requisite vote for approval had it been presented to the Meeting.